Exhibit 99.3

MANAGEMENT'S DISCUSSION AND ANALYSIS
March 3, 2014
The following discussion and analysis is management’s opinion of TransGlobe’s historical financial and operating results and should be read in conjunction with the message to shareholders and the audited consolidated financial statements of the Company for the years ended December 31, 2013 and 2012, together with the notes related thereto (the "Consolidated Financial Statements"). The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board in the currency of the United States. Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s annual report to the United States Securities and Exchange Commission on Form 40-F may be found on EDGAR at www.sec.gov.
READER ADVISORIES
Forward-Looking Statements
Certain statements or information contained herein may constitute forward-looking statements or information under applicable securities laws, including, but not limited to, management’s assessment of future plans and operations, anticipated increases to the Company's reserves and production in Egypt and Yemen, collection of accounts receivable from the Egyptian Government, drilling plans and the timing thereof, commodity price risk management strategies, adapting to the current political situations in Egypt and Yemen, reserve estimates, management’s expectation for results of operations for 2014, including expected 2014 average production, funds flow from operations, the 2014 capital program for exploration and development, the timing and method of financing thereof, the terms of drilling commitments under the PSCs and the method of funding such drilling commitments, the Company's beliefs regarding the reserve and production growth of its assets and the ability to grow with a stable production base, and commodity prices and expected volatility thereof. Statements relating to "reserves" are deemed to be forward‑looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described can be profitably produced in the future.
Forward-looking statements or information relate to the Company’s future events or performance. All statements other than statements of historical fact may be forward-looking statements or information. Such statements or information are often but not always identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions.
Forward-looking statements or information necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, economic and political instability, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, failure to collect the remaining accounts receivable balance from EGPC, ability to access sufficient capital from internal and external sources and the risks contained under "Risk Factors" in the Company's Annual Information Form which is available on www.sedar.com. The recovery and reserve estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.
In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on the Company's future operations. Such statements and information may prove to be incorrect and readers are cautioned that such statements and information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market and receive payment for its oil and natural gas products.
Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) and at the Company's website (www.trans-globe.com). Furthermore, the forward-looking statements or information contained herein are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.
The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

MANAGEMENT STRATEGY AND OUTLOOK
The 2014 outlook provides information as to management’s expectation for results of operations for 2014. Readers are cautioned that the 2014 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment, including disruptions caused by the ongoing political changes and civil unrest occurring in the jurisdictions that the Company operates in, and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this MD&A.
2014 Outlook Highlights

•	Production is expected to average between 20,000 Bopd and 21,000 Bopd, a 9% to 15% increase over the 2013 average production;

•
Exploration and development spending is budgeted to be $100 million excluding acquisitions, a 13% increase from 2013 capital spending (excluding bonus payments on new concessions), to be funded from funds flow from operations and cash-on-hand; and

•
Funds flow from operations is estimated at $146 million, representing an increase of 5% from 2013, using mid-point production guidance and an average Dated Brent oil price assumption of $100.00 per barrel.

2014 Updated Production Outlook
Production for 2014 is expected to average between 20,000 Bopd and 21,000 Bopd, representing a 9% to 15% increase over the 2013 average production of 18,284 Bopd. The significant variables in production estimates include the proportion of the year that Block S-1 in Yemen is on production and development drilling results in Egypt.

Production Forecast
	2014 Guidance	2013 Actual	% Change
Barrels of oil per day	20,000 – 21,000	18,284	9 - 15
2014 Updated Funds Flow From Operations Outlook
Funds flow from operations is estimated at $146 million ($1.93/share) based on an annual average Dated Brent oil price of $100 per barrel and using the mid-point of the production guidance. Variations in production and commodity prices during 2014 could significantly change this outlook. An increase or decrease in the average Dated Brent oil price of $10 per barrel for the year would result in a corresponding change in anticipated 2014 funds flow by approximately $15.0 million or $0.20/share.

Funds Flow Forecast
	2014 Guidance	2013 Actual	% Change
Funds flow from operations ($ millions)	146.0	139.0	5
Brent oil price ($ per bbl)	100.00	108.64	(8)

2014 Capital Budget
($ millions)	2014
Egypt	94.0
Yemen	6.0
Total	100.0
The 2014 capital program is split 68:32 between development and exploration, respectively. The Company plans to participate in 51 wells (net 45.9 wells) in 2014. It is anticipated that the Company will fund its 2014 capital budget from funds flow from operations and working capital.
The board of directors has approved the implementation of a quarterly dividend policy. Subject to the receipt of all required approvals of the TSX and our lenders, the board of directors expects to declare at the end of March 2014 a quarterly dividend of $0.05 per share payable as soon as possible thereafter. The funding of the dividend will be provided by cash on hand and funds flow from operations.
ADDITIONAL MEASURES
Funds Flow from Operations
This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with IFRS. Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flow necessary to fund future growth through capital investment. Funds flow from operations does not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies.

Reconciliation of Funds Flow from Operations

($000s)	2013	2012
Cash flow from operating activities	199,508	93,992
Changes in non-cash working capital	(60,390)	59,506
Funds flow from operations*	139,118	153,498
* Funds flow from operations does not include interest or financing costs. Interest expense is included in financing costs on the Consolidated Statements of Earnings and
    Comprehensive Income. Cash interest paid is reported as a financing activity on the Consolidated Statements of Cash Flows.

Debt-to-funds flow ratio
Debt-to-funds flow is a measure that is used to set the amount of capital in proportion to risk. The Company’s debt-to-funds flow ratio is computed as long-term debt, including the current portion, plus convertible debentures over funds flow from operations for the trailing twelve months. Debt-to-funds flow does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.
Netback
Netback is a measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.
Recycle ratio
Recycle ratio is a measure that is used to evaluate the efficiency of the Company's capital program by comparing the cost of finding and developing both proved reserves and proved plus probable reserves with the netback from production. The ratio is calculated by dividing the netback by the proved and proved plus probable finding and development cost on a per Bbl basis. Recycle ratio does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.
TRANSGLOBE’S BUSINESS
TransGlobe is a Canadian-based, publicly-traded oil exploration and production company whose activities are concentrated in two main geographic areas: the Arab Republic of Egypt (“Egypt”) and the Republic of Yemen (“Yemen”).

SELECTED ANNUAL INFORMATION

($000s, except per share, price and volume amounts)	2013	% Change	2012	% Change	2011

Operations
Average production volumes (Bopd)	18,284	5	17,432	44	12,132
Average sales volumes (Bopd)	18,193	4	17,496	44	12,132
Average price ($/Bbl)	95.70	(3)	99.01	(3)	101.58
Oil sales	635,496	—	633,992	41	449,794
Oil sales, net of royalties	315,316	(1)	317,666	28	247,754
Cash flow from operating activities	199,508	112	93,992	48	63,630
Funds flow from operations*	139,118	(9)	153,498	28	119,976
- Basic per share	1.88		2.09		1.65
- Diluted per share	1.70		2.03		1.60
Net earnings	58,512	(33)	87,734	8	81,392
Net earnings - diluted	53,036	(40)	87,734	8	81,392
- Basic per share	0.79		1.20		1.12
- Diluted per share **	0.65		1.16		1.09
Total assets	675,800	3	653,425	24	525,806
Cash and cash equivalents	122,092	47	82,974	89	43,884
Convertible debentures	87,539	—	98,742	—	—
Total long-term debt, including current portion	—	(100)	16,885	(71)	57,609
Debt-to-funds flow ratio***	0.6		0.8		0.5
Reserves
Total Proved (MMBbl)****	31.6	(4)	32.8	16	28.2
Total Proved plus Probable (MMBbl)****	45.3	(7)	48.7	10	44.2
 * Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies. See "Additional Measures".

** Funds flow from operations per share (diluted) prior to the dilutive impact of the convertible debentures was $1.84 for the year ended December 31, 2013 (2012 - $2.03; 2011 - $1.60).
 *** Debt-to-funds flow ratio is a measure that represents total long-term debt (including the current portion) plus convertible debentures over funds flow from operations for the trailing
       12 months, and may not be comparable to measures used by other companies. See "Additional Measures".

  **** As determined by the Company's independent reserves evaluator, DeGolyer and MacNaughton Canada Limited ("DeGolyer") of Calgary, Alberta, in their reports dated January 15, 2014, January 18, 2013 and January 10, 2012 with effective dates of December 31, 2013, December 31, 2012 and December 31, 2011, respectively. The reports of DeGolyer have been prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook prepared jointly by The Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society), as amended from time to time and National Instrument 51-101.

In 2013 compared with 2012, TransGlobe:

•	Increased total sales volumes by 4%, as a result of a 7% increase in sales volumes from Egypt offset by a 62% decline in sales volumes in Yemen;

•	Reported net earnings of $58.5 million, which includes $30.1 million in impairment losses on the South Mariut and East Ghazalat assets;

•
Achieved funds flow from operations of $139.1 million, which represents a decrease of 9% from 2012. The decrease in funds flow from operations in 2013 is principally due to higher operating costs in Egypt and in Yemen (Block S-1) which were not recovered from production in 2013. Also a portion of the Egypt operating costs were accrued which have not yet been recognized by Egyptian General Petroleum Company ("EGPC") into the cost recovery pools. Once these expenses are included in the cost recovery pools the EGPC government take will be reduced to reflect those expenses;

•	Collected $275.2 million on accounts receivable due from EGPC, a 75% increase over 2012, which contributed to an increase in cash flow from operating activities of 112% in 2013 as compared to 2012;

•
Repaid the entire outstanding balance on its borrowing base facility with a syndicate of banks (the "Borrowing Base Facility") to reduce the long-term debt balance (excluding convertible debentures) to nil as at December 31, 2013; and

•	Increased the Company's cash and cash equivalent position to $122.1 million as at December 31, 2013, which represents a 47% increase from December 31, 2012.

2013 TO 2012 NET EARNINGS VARIANCES

		$ Per Share
	$000s	Diluted	% Variance
2012 net earnings	87,734	1.16
Cash items
Volume variance	22,706	0.25	26
Price variance	(21,202)	(0.26)	(24)
Royalties	(3,854)	(0.05)	(4)
Expenses:
Production and operating	(13,424)	(0.16)	(15)
Cash general and administrative	1,390	0.02	2
Exploration	232	—	—
Current income taxes	(248)	—	—
Realized foreign exchange gain (loss)	110	—	—
Issue costs for convertible debentures	4,630	0.06	5
Interest on long-term debt	(15)	—	—
Other income	(90)	—	—
Total cash items variance	(9,765)	(0.14)	(10)
Non-cash items
Unrealized derivative gain (loss)	125	—	—
Unrealized foreign exchange gain (loss)	4,827	0.06	6
Depletion and depreciation	(2,468)	(0.03)	(3)
Unrealized gain (loss) on financial instruments	5,679	0.07	6
Impairment loss	(29,995)	(0.37)	(34)
Stock-based compensation	(762)	(0.01)	(1)
Deferred income taxes	2,972	0.04	3
Deferred lease inducement	9	—	—
Amortization of deferred financing costs	156	—	—
Total non-cash items variance	(19,457)	(0.24)	(23)
2013 net earnings	58,512	0.78	(33)
Other items affecting diluted earnings per share
Convertible debentures		(0.13)	(11)
2013 net earnings per share - diluted		0.65	(44)
Net earnings decreased to $58.5 million in 2013 compared to $87.7 million in 2012, which was mostly due to impairment losses booked on the Company's South Mariut and East Ghazalat assets in 2013 in the amount of $30.1 million. The Company's earnings were impacted positively by increased production volumes, an increased foreign exchange gain, an unrealized gain recorded on convertible debentures and decreased finance costs due to the lack of convertible debenture issue costs in 2013. These positives were offset by a decrease in realized oil prices, higher royalties and increased production and operating costs resulting from higher production volumes.
BUSINESS ENVIRONMENT
The Company’s financial results are significantly influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2013	2012
Dated Brent average oil price ($/Bbl)	108.64	111.56
U.S./Canadian Dollar average exchange rate	1.0303	0.9994

The price of Dated Brent oil averaged 3% lower in 2013 compared with 2012. All of the Company’s production is priced based on Dated Brent and shared with the respective governments through PSCs. When the price of oil increases, it takes fewer barrels to recover costs (cost recovery barrels) which are assigned 100% to the Company. The contracts provide for cost recovery per quarter up to a maximum percentage of total revenue. Timing differences often exist between the Company's recognition of costs and their recovery as the Company accounts for costs on an accrual basis, whereas cost recovery is determined on a cash basis. If the eligible cost recovery is less than the maximum defined cost recovery, the difference is defined as "excess". In Egypt, depending on the PSC, the Contractor's share of excess ranges between 0% and 30%. In Yemen, under the Production Sharing Agreements, the excess is treated as production sharing oil. If the eligible cost recovery exceeds the maximum allowed percentage, the unclaimed cost recovery is carried forward to the next quarter. Typically maximum cost recovery or cost oil ranges from 25% to 30% in Egypt and 50% to 60% in Yemen. The balance of the production after maximum cost recovery is shared with the respective governments (production sharing oil). In Egypt, depending on the contract, the government receives 70% to 86% of the production sharing oil or profit oil. In Yemen, the government receives 65% of the production sharing oil or profit oil. Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of production sharing oil increases when production exceeds pre-set production levels in the respective contracts. During times of increased oil prices, the Company receives less cost oil and may receive more production sharing oil. For reporting purposes, the Company records the respective government’s share of production as royalties and taxes (all taxes are paid out of the Government’s share of production).
Egypt has been experiencing significant political changes over the past three years and while this has had an impact on the efficient operations of the government in general, business processes and the Company’s operations have generally proceeded as normal. The Company experienced a substantial improvement in collections of accounts receivable from the Egyptian Government in 2013, collecting a total of $275.2 million, including $127.4 million in the fourth quarter. Collections on accounts receivable were 75% higher in 2013 compared to 2012, which reduced the accounts receivable balance from $221.0 million as at December 31, 2012 to $148.3 million at December 31, 2013. While this improvement was significant, the Company’s accounts receivable at December 31, 2013 were still approximately 6 months past due. The Company is in continual discussions with the Egyptian Government to determine solutions to the delayed cash collections, and expects to recover the accounts receivable balance in full.
In late June of 2013 massive civil protests in Cairo and other large population centres in Egypt began which ultimately led to the Egyptian military removing the President from his office on July 3, 2013.  Additional protests held by supporters of Mohamed Morsi continued in Cairo and other major cities in Egypt for several weeks following his removal from office. Since that time there have been only very small civil disturbances and demonstrations. TransGlobe's offices and staff in Cairo and elsewhere were not materially impacted by these events. In addition, these events have had no significant impact on the Company's day-to-day operations.  At this time it is not possible for TransGlobe to predict how the transition to a newly-elected government, which is planned for 2014, will impact the Company in the long-term.  However, the interim government officials appointed and the significant financial support pledged from neighboring countries are viewed as positive by TransGlobe.
On October 3, 2013, TransGlobe received written notice from the Egyptian Government that the four PSCs (100% working interest) that were won in the 2011/2012 EGPC bid round had been ratified into law. The new PSCs became effective on November 7, 2013 following the settlement of signature bonuses and an official signature ceremony.  The Company committed to spending $101.1 million in the first exploration period (3 years) including signature bonuses of $40.6 million, the acquisition of new 2D and 3D seismic, and the drilling of 38 wells. The Company views the timely ratification of the new PSCs, post the implementation of the new interim government, as a positive indicator that Egypt's oil and gas processes are normalizing.
SELECTED QUARTERLY FINANCIAL INFORMATION

	2013				2012
($000s, except per share,
price and volume amounts)	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1
Average sales volumes (Bopd)	18,213	18,109	18,539	17,909	19,148	17,124	16,978	16,720
Average price ($/Bbl)	96.10	97.18	90.48	99.21	98.70	96.88	95.84	104.78
Oil sales	161,035	161,900	152,646	159,915	173,864	152,624	148,078	159,426
Oil sales, net of royalties	81,196	78,531	76,223	79,366	92,281	74,540	73,633	77,212
Cash flow from operating activities	109,226	22,035	16,347	51,900	65,250	2,368	24,603	1,771
Funds flow from operations*	36,743	33,483	32,887	36,005	46,839	35,397	35,174	36,088
Funds flow from operations per share
- Basic	0.49	0.45	0.45	0.49	0.63	0.49	0.48	0.49
- Diluted	0.49	0.44	0.40	0.44	0.57	0.47	0.43	0.48
Net earnings	6,893	16,344	10,397	24,878	34,836	11,774	30,149	10,975
Net earnings - diluted	6,893	16,344	(183)	21,427	32,156	11,774	20,821	10,975
Net earnings per share
- Basic	0.09	0.22	0.14	0.34	0.48	0.16	0.41	0.15
- Diluted	0.09	0.22	—	0.26	0.39	0.16	0.25	0.15
Total assets	675,800	723,708	670,996	672,675	653,425	635,529	620,937	648,012
Cash and cash equivalents	122,092	128,162	101,435	112,180	82,974	45,732	72,230	127,313
Convertible debentures	87,539	85,300	81,830	93,842	98,742	102,920	95,043	105,835
Total long-term debt, including current portion	—	39,040	15,224	17,097	16,885	31,878	37,855	57,910
Debt-to-funds flow ratio**	0.6	0.8	0.6	0.7	0.8	1.0	1.0	1.2
  * Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies. See "Additional Measures".

** Debt-to-funds flow ratio is measure that represents total long-term debt (including the current portion) plus convertible debentures over funds flow from operations from the trailing 12 months and may not be comparable to measures used by other companies. See "Additional Measures".

During the fourth quarter of 2013, TransGlobe:

•	Maintained a strong financial position, reporting a debt-to-funds flow ratio of 0.6 at December 31, 2013;

•
Reported net earnings of $6.9 million, a decrease in net earnings of $27.9 million from the fourth quarter of 2012 principally due to a $10.2 million impairment loss on the Company's East Ghazalat petroleum properties and an $8.1 million unrealized loss on convertible debentures ($5.2 million loss recognized in the fourth quarter of 2013, combined with an unrealized gain of $2.9 million recognized in the fourth quarter of 2012);

•
Achieved funds flow from operations of $36.7 million, a decrease of 22% from Q4-2012 (which included a lifting from Block S-1), which was principally due to decreased sales volumes and prices, combined with increased operating costs;

•
Experienced a substantial increase in cash flow from operating activities in Q4-2013 as compared to all other quarters in the table above. This is primarily due to collections on accounts receivable from the Egyptian Government in the amount of $127.4 million during Q4-2013;

•
Spent $69.3 million on capital programs, including signature bonuses and fees on the new concessions in the amount of $42.6 million, which have been booked as intangible exploration and evaluation assets on the Company's Consolidated Balance Sheet.

OPERATING RESULTS AND NETBACK
Daily Volumes, Working Interest before Royalties (Bopd)
Production Volumes

	2013	2012
Egypt	17,874	16,656
Yemen	410	776
Total Company	18,284	17,432

Sales Volumes

	2013	2012
Egypt	17,874	16,656
Yemen	319	840
Total Company	18,193	17,496

Netback

Consolidated
	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	635,496	95.70	633,992	99.01
Royalties	320,180	48.22	316,326	49.40
Current taxes	88,851	13.38	88,603	13.84
Production and operating expenses	65,791	9.91	52,367	8.18
Netback	160,674	24.19	176,696	27.59

Egypt
	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	622,790	95.46	600,536	98.51
Royalties	316,211	48.47	303,651	49.81
Current taxes	87,583	13.42	84,935	13.93
Production and operating expenses	58,215	8.92	43,247	7.09
Netback	160,781	24.65	168,703	27.68
The netback per Bbl in Egypt decreased 11% in 2013 compared with 2012, which is a result of oil prices decreasing by 3% combined with higher production and operating expenses were $7.4 million higher as at December 31, 2013 as compared to December 31, 2012. The increased operating expenses were principally due to increased handling fees and increased staffing costs. In addition, a large portion of the increased operating expenses where accrued and cannot be used to increase the cost oil allocated to the Company until paid in cash. Therefore, the Company did not experience a corresponding decrease in royalties and taxes on a per Bbl basis as a result of the increased production and operating costs per Bbl in 2013. Furthermore, a portion of the decrease to netback per Bbl is due to a larger percentage of Egypt production coming from West Bakr in 2013 as compared to 2012. Due to the terms of the West Bakr PSC, the netback per Bbl at West Bakr is lower than the netback per Bbl at West Gharib.

The average selling price in 2013 was $95.46/Bbl, which represents a gravity/quality adjustment of approximately $13.18/Bbl to the average Dated Brent oil price for the year of $108.64/Bbl. Royalties and taxes as a percentage of revenue were 65% in 2012, and remained consistent at this percentage in 2013.

Yemen
	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	12,706	109.13	33,456	108.82
Royalties	3,969	34.09	12,675	41.23
Current taxes	1,268	10.89	3,668	11.93
Production and operating expenses	7,576	65.07	9,120	29.66
Netback	(107)	(0.92)	7,993	26.00
In Yemen, the Company experienced a negative netback per Bbl of $0.92 in 2013. Production and operating expenses on a per Bbl basis were elevated in 2013 as a result of production being shut-in on Block S-1 for the majority of the year. While production volumes were down, the Company continued to incur the majority of the production and operating costs on Block S-1 which significantly increased production and operating expenses per Bbl. Block S-1 production and operating expenses contributed $28.11/Bbl to the production and operating expenses per Bbl in the table above for the year ended December 31, 2013. After being shut-in for several months, when production resumed on Block S-1 in July 2012 and again in November 2012 all operating expenses accumulated during the shut-in period were recovered through cost oil within the first two months of production. Similarly, it is expected that the Block S-1 production and operating costs incurred while shut-in during 2013 will be recovered from cost oil when production and sales resume. Aside from a 2012 adjustment that was recorded in the first quarter of 2013, the Company did not record any oil sales from Block S-1 in the year, even though production resumed in November 2013.
Royalties and taxes as a percentage of revenue decreased to 41% in the year ended December 31, 2013, compared with 49% in 2012.
GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	27,257	4.10	27,545	4.30
Stock-based compensation	5,264	0.79	4,502	0.70
Capitalized G&A and overhead recoveries	(4,952)	(0.75)	(3,841)	(0.60)
G&A (net)	27,569	4.14	28,206	4.40
G&A expenses (net) incurred in 2013 remained relatively consistent with G&A spending in 2012. On a per Bbl basis, the 6% decrease is mainly the result of increased sales volumes in 2013.
The increase in stock-based compensation is mostly due to an increase in the total value of new options granted during 2013 as compared to those granted during 2012.
FINANCE COSTS
Finance costs for the year ended December 31, 2013 decreased to $9.1 million compared with $13.9 million in 2012. Finance costs include interest on long-term debt and convertible debentures, issue costs on convertible debentures and amortization of transaction costs associated with long-term debt. The decrease in finance costs is primarily due to the absence of issue costs on convertible debentures in 2013, for which $4.6 million was spent in 2012.

(000s)	2013	2012
Interest expense	$8,021	$8,006
Issue costs for convertible debentures	—	4,630
Amortization of deferred financing costs	1,109	1,265
Finance costs	$9,130	$13,901
The Company had no long-term debt outstanding under the Borrowing Base Facility as at December 31, 2013 (December 31, 2012 - $18.5 million). On June 11, 2013, the Company finalized an amendment to the Borrowing Base Facility, which re-established the borrowing base at $100.0 million and extended the term of the facility to December 31, 2017. The Borrowing Base Facility bears interest at LIBOR plus an applicable margin that varies from 5.0% to 5.5% depending on the amount drawn under the facility.
In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. Transaction costs of $4.6 million relating to the issuance of the convertible debentures were expensed in the year ended December 31, 2012. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$15.10 per common share. The debentures are not redeemable by the Company on or before March 31, 2015 other than in limited circumstances in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted-average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price (or C$18.88 per common share). Interest of 6% is payable semi-annually in arrears on March 31 and September 30. At maturity or redemption, the Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.

DEPLETION AND DEPRECIATION (“DD&A”)

	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	47,659	7.31	44,442	7.29
Yemen	1,347	11.57	2,095	6.81
Corporate	408	—	409	—
	49,414	7.44	46,946	7.33
In Egypt, DD&A remained consistent on a per Bbl basis in the year ended December 31, 2013 compared to 2012. In Yemen, DD&A increased 70% on a per Bbl basis in the year ended December 31, 2013 compared to 2012. This increase is mostly due to a smaller reserve base over which capital costs are being depleted and increased future development costs in 2013 as compared to 2012.
IMPAIRMENT OF EXPLORATION AND EVALUATION ASSETS AND PETROLEUM PROPERTIES

On the South Mariut block, the Company drilled two exploration wells during the first quarter of 2013 and one exploration well during the second quarter of 2013, all of which were dry and subsequently plugged and abandoned. The Company and its joint interest partner fulfilled their commitments under the terms of the South Mariut Concession Agreement, and elected not to commit to the second and final two-year extension period and subsequently relinquished the block. Because the Company and its partners have no plans for further exploration in the South Mariut block, the Company recorded an impairment loss on the South Mariut exploration and evaluation assets in the amount of $19.9 million in 2013. The impairment relates to all intangible exploration and evaluation asset costs, including the costs of acquisition, that had been carried at South Mariut.
The Company recorded an impairment loss in the amount of $10.2 million on its East Ghazalat petroleum properties during the year ended December 31, 2013. The Company experienced a decrease in the net present value of its East Ghazalat oil reserves in the Safwa development lease as at December 31, 2013 as compared to December 31, 2012, causing the recoverable amount to decrease to a level below the carrying value of the East Ghazalat assets as at December 31, 2013. The impairment loss was recorded to reduce the carrying value of the East Ghazalat assets to their recoverable amount.
CAPITAL EXPENDITURES

($000s)	2013	2012
Egypt	125,004	50,220
Yemen	3,740	1,239
Acquisitions	—	27,259
Corporate	426	192
Total	129,170	78,910

In Egypt, total capital expenditures in 2013 were $125.0 million (2012 - $50.2 million). During 2013, the Company drilled 18 wells at West Gharib, 16 wells at West Bakr, four wells at East Ghazalat, three wells at South Mariut and two wells at South Alamein. Of the 43 wells drilled in Egypt, 33 wells were oil wells, 1 was a gas/condensate well and nine were dry holes, resulting in a 79% success rate. In addition, the Company acquired four new PSCs in Egypt (signed in November 2013) for a cost of $42.6 million. In 2012, the Company entered into two share purchase agreements whereby the Company acquired certain interests in South Alamein PSC and South Mariut PSC for Egypt in aggregate cash consideration of approximately $27.3 million.

At Block 32 in Yemen, the Company drilled one development oil well at Godah and one exploration well at Salsala (oil) during 2013.

In 2012, the Company entered into two share purchase agreements whereby the Company acquired certain interests in the South Alamein PSC and South Mariut PSC in Egypt for aggregate cash consideration of approximately $27.3 million.

FINDING AND DEVELOPMENT COSTS/FINDING, DEVELOPMENT AND NET ACQUISITION COSTS
National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), specifies how finding and development (“F&D”) costs should be calculated. NI 51-101 requires that exploration and development costs incurred in the year along with the change in estimated future development costs be aggregated and then divided by the applicable reserve additions. The calculation specifically excludes the effects of acquisitions and dispositions on both reserves and costs. TransGlobe believes that the provisions of NI 51-101 do not fully reflect TransGlobe’s on-going reserve replacement costs. Since acquisitions can have a significant impact on TransGlobe’s annual reserves replacement cost, to not include these amounts could result in an inaccurate portrayal of TransGlobe’s cost structure. Accordingly, TransGlobe has also reported finding, development and acquisition (“FD&A”) costs that will incorporate acquisitions, net of any dispositions during the year.

Proved
($000s, except volumes and $/Bbl amounts)	2013	2012	2011
Total capital expenditure	86,570	51,651	70,119
Acquisitions *	42,600	27,305	39,497
Dispositions	—	—	—
Net change from previous year’s future capital	33,027	(4,706)	(6,165)
	162,197	74,250	103,451
Reserve additions and revisions (MBbl)
Exploration and development	5,542	10,999	4,672
Acquisitions, net of dispositions	—	—	7,448
Total reserve additions (MBbl)	5,542	10,999	12,120
Average cost per Bbl
F&D	21.58	4.27	13.45
FD&A	29.27	6.75	8.54
Three-year weighted average cost per Bbl
F&D	10.81	8.77	8.76
FD&A	11.86	8.86	7.85
* The 2013 Acquisitions figure consists entirely of acquisition costs on the four new concession agreements that were awarded to the Company in the 2011/2012 EGPC bid round and ratified into law in 2013. For the purpose of the FD&A cost per Bbl calculation, the costs have been treated as land acquisition costs.

Note:
The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

Proved Plus Probable
($000s, except volumes and $/Bbl amounts)	2013	2012	2011
Total capital expenditure	86,570	51,651	70,119
Acquisitions *	42,600	27,305	39,497
Dispositions	—	—	—
Net change from previous year’s future capital	25,876	1,191	(14,256)
	155,046	80,147	95,360
Reserve additions and revisions (MBbl)
Exploration and development	3,233	10,888	6,612
Acquisitions, net of dispositions	—	—	11,586
Total reserve additions (MBbl)	3,233	10,888	18,198
Average cost per Bbl
F&D	34.78	4.46	7.07
FD&A	47.96	7.36	5.24
Three-year weighted average cost per Bbl
F&D	10.02	7.42	8.04
FD&A	10.23	7.27	6.79
* The 2013 Acquisitions figure consists entirely of acquisition costs on the four new concession agreements that were awarded to the Company in the 2011/2012 EGPC bid round and ratified into law in 2013. For the purpose of the FD&A cost per Bbl calculation, the costs have been treated as land acquisition costs.

Note:
The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

RECYCLE RATIO

	Three-Year
Proved	Weighted
	Average	2013	2012	2011
Netback ($/Bbl)*	22.20	19.64	22.08	26.24
Proved F&D costs ($/Bbl)	10.81	21.58	4.27	13.45
Proved FD&A costs ($/Bbl)	11.86	29.27	6.75	8.54
F&D Recycle ratio	2.05	0.91	5.17	1.95
FD&A Recycle ratio	1.87	0.67	3.27	3.07
* Netback, for the purposes of calculating the recycle ratio, is defined as net sales less operating, exploration, G&A (excluding non-cash items), foreign exchange (gain) loss, interest and current income tax expense per Bbl of production.

	Three-Year
Proved Plus Probable	Weighted
	Average	2013	2012	2011
Netback ($/Bbl)*	22.20	19.64	22.08	26.24
Proved plus Probable F&D costs ($/Bbl)	10.02	34.78	4.46	7.07
Proved plus Probable FD&A costs ($/Bbl)	10.23	47.96	7.36	5.24
F&D Recycle ratio	2.21	0.56	4.95	3.71
FD&A Recycle ratio	2.17	0.41	3.00	5.01
* Netback, for the purposes of calculating the recycle ratio, is defined as net sales less operating, exploration, G&A (excluding non-cash items), realized foreign exchange (gain) loss, cash finance costs and current income tax expense per Bbl of production.

The recycle ratio variances between 2013 and 2012 are driven primarily by increases in F&D and FD&A costs on a per Bbl basis, combined with a reduction in netback per Bbl. F&D costs per Bbl have increased substantially in 2013 as compared to the previous two years primarily due to lower new reserve additions at West Gharib and a negative revision at East Ghazalat. The majority of the $31.7 million of capital expenditures spent at West Gharib during 2013 were included in future development capital at year-end 2012 resulting in a minimal new reserve additions of 0.8 MMBbl on a proved reserves ("1P") basis which did not replace the 4.6 MMBbls of reserves produced in 2013. At West Bakr, 4.9 MMBbl of new reserves were added on a 1P basis on capital expenditures of $29.6 million, which more than replaced the 1.8 MMBbls of reserves produced in 2013. FD&A costs per Bbl were substantially higher than F&D costs per Bbl in 2013 as a result of the acquisition costs in the amount of $42.6 million on the four new concessions in Egypt. No reserves are attributed to the four new concessions.
Due to the nature of international projects, the Company considers the three-year weighted average recycle ratios to provide a more useful measure of the Company's ability to successfully add reserves on an economic basis. The three-year weighted average ratios are consistent with Company expectations and with prior periods.
The recycle ratio measures the efficiency of TransGlobe’s capital program by comparing the cost of finding and developing both proved reserves and proved plus probable reserves with the netback from production. The ratio is calculated by dividing the netback by the proved and proved plus probable finding and development cost on a per Bbl basis.

Recycle Netback Calculation
($000s, except volumes and per Bbl amounts)	2013	2012	2011
Net earnings	58,512	87,734	81,392
Adjustments for non-cash items:
Depletion, depreciation and amortization	49,414	46,946	35,081
Stock-based compensation	5,264	4,502	3,062
Deferred income taxes	(3,500)	(528)	(4,445)
Amortization of deferred financing costs	1,109	1,265	1,189
Amortization of deferred lease inducement	449	458	350
Unrealized (gain) loss on commodity contracts	—	125	177
Unrealized foreign exchange (gain) loss	(4,968)	(141)	416
Unrealized (gain) loss on financial instruments	(5,254)	425	—
Impairment loss	30,071	76	12,147
Gain on acquisition	—	—	(13,187)
Recycle netback*	131,097	140,862	116,182
Sales volumes (MBbl)	6,674	6,380	4,428
Recycle netback per Bbl*	19.64	22.08	26.24
* Netback, for the purposes of calculating the recycle ratio, is defined as net sales less operating, exploration, G&A (excluding non-cash items), foreign exchange (gain) loss, interest and current income tax expense per Bbl of production.

OUTSTANDING SHARE DATA
As at December 31, 2013, the Company had 74,599,394 common shares issued and outstanding and 5,870,865 stock options issued and outstanding, which are exercisable in accordance with their terms into a maximum of 5,870,865 common shares of the Company.
As at March 3, 2014, the Company had 74,284,394 common shares issued and outstanding and 5,787,267 stock options issued and outstanding, which are exercisable in accordance with their terms into a maximum of 5,787,267 common shares of the Company.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. A key measure that TransGlobe uses to evaluate the Company’s overall financial strength is debt-to-funds flow from operations (calculated on a 12-month trailing basis). TransGlobe’s debt-to-funds flow from operations ratio, a key short-term leverage measure, remained strong at 0.6 times at December 31, 2013 (December 31, 2012 - 0.8 times). This was within the Company’s target range of no more than 2.0 times.
The following table illustrates TransGlobe’s sources and uses of cash during the years ended December 31, 2013 and 2012:

Sources and Uses of Cash
($000s)	2013	2012
Cash sourced
Funds flow from operations*	139,118	153,498
Transfer from restricted cash	—	1,445
Increase in long-term debt	23,550	—
Issue of convertible debentures	—	97,851
Exercise of options	1,301	3,333
Other	—	639
	163,969	256,766
Cash used
Capital expenditures	129,170	51,651
Deferred financing costs	2,221	440
Transfer to restricted cash	764	—
Acquisitions	—	27,259
Repayment of long-term debt	42,000	41,550
Finance costs	7,277	11,367
Other	1,788	592
	183,220	132,859
	(19,251)	123,907
Changes in non-cash working capital	58,369	(84,817)
Increase (decrease) in cash and cash equivalents	39,118	39,090
Cash and cash equivalents – beginning of year	82,974	43,884
Cash and cash equivalents – end of year	122,092	82,974
* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital, and may not be comparable to measures used by other companies.

Funding for the Company’s capital expenditures was provided by funds flow from operations. The Company funded its 2013 exploration and development and acquisition program of $129.2 million and contractual commitments through the use of working capital and cash generated by operating activities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks including timely collections of accounts receivable from the Egyptian Government may impact capital resources.
Working capital is the amount by which current assets exceed current liabilities. At December 31, 2013, the Company had working capital of $242.0 million (December 31, 2012 - $262.2 million). The decrease to working capital in 2013 is due to a significant decrease in accounts receivable in the amount of $72.7 million, which was partially offset by a $39.1 million increase in cash and cash equivalents and a $10.2 million decrease in accounts payable. The majority of the Company’s accounts receivable are due from EGPC, and the continued political changes in the country have increased EGPC's credit risk, which has in turn increased the Company’s credit risk. The Company is in continual discussions with EGPC and the Egyptian Government to determine solutions to the delayed cash collections, and expects to recover the entire accounts receivable balance in full. The Company collected a total of $275.2 million in 2013, representing a 75% increase over 2012 collections.
To date, the Company has experienced no difficulties with transferring funds abroad (see "Risks").
At December 31, 2013, TransGlobe had $100.0 million available under the Borrowing Base Facility of which no amounts were drawn.

COMMITMENTS AND CONTINGENCIES
As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)		Payment Due by Period 1 2
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes - Liability	38,392	38,392	—	—	—
Convertible debentures	Yes - Liability	87,539	—	—	87,539	—
Office and equipment leases [3]	No	15,296	8,986	3,030	2,006	1,274
Minimum work commitments [4]	No	61,250	750	60,500	—	—
Total		202,477	48,128	63,530	89,545	1,274
[1] Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.
[2] Payments denominated in foreign currencies have been translated at December 31, 2013 exchange rates.
[3] Office and equipment leases include all drilling rig contracts.
[4] Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.
Pursuant to the PSC for North West Gharib in Egypt, the Company has a minimum financial commitment of $35.0 million and a work commitment for 30 wells and 200 square kilometers of 3-D seismic during the initial-three year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for South East Gharib in Egypt, the Company has a minimum financial commitment of $7.5 million and a work commitment for two wells, 200 square kilometers of 3D seismic and 300 square kilometers of 2-D seismic during the initial three-year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for South West Gharib in Egypt, the Company has a minimum financial commitment of $10.0 million and a work commitment for four wells and 200 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for South Ghazalat in Egypt, the Company has a minimum financial commitment of $8.0 million and a work commitment for two wells and 400 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for Block 75 in Yemen, the Contractor (Joint Interest Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well in the first exploration period, which has been extended to March 9, 2015.
Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $2.0 million if incremental reserve thresholds are reached in the South Rahmi development lease, to be evaluated annually. Based on the Company's annual Reserve Report prepared by DeGolyer effective December 31, 2013, no additional fees are due in 2014.
In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at December 31, 2013.

OFF BALANCE SHEET ARRANGEMENTS
The Company has certain lease arrangements, all of which are reflected in the Commitments and Contingencies table, which were entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the Consolidated Balance Sheet as of December 31, 2013.

RISKS
TransGlobe’s results are affected by a variety of business risks and uncertainties in the international petroleum industry including but not limited to:

•	Financial risks including market risks (such as commodity price, foreign exchange and interest rates), credit risks and liquidity risks;

•	Operational risks including capital, operating and reserves replacement risks;

•	Safety, environmental and regulatory risks; and

•	Political risks.
Many of these risks are not within the control of management, but the Company has adopted several strategies to reduce and minimize the effects of these risks:
Financial Risk
Financial risk is the risk of loss or lost opportunity resulting from financial management and market conditions that could have a positive or negative impact on TransGlobe.
The Company actively manages its cash position and maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. Management believes that future funds flows from operations, working capital and availability under existing banking arrangements will be adequate to support these financial liabilities, as well as its capital programs.
The ongoing political changes in Egypt and Yemen could present challenges to the Company if the issues persist over an extended period of time. Continued instability could reduce the Company’s ability to access debt, capital and banking markets. To mitigate potential financial risk factors, the Company maintains a very strong liquidity position and management regularly evaluates operational and financial risk strategies and continues to monitor the 2014 capital budget and the Company’s long-term plans. The Company has designed its 2014 budget to be flexible, allowing spending to be adjusted for any unforeseen events and changes in commodity prices.
Market Risk
Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of a business. The market price movements that the Company is exposed to include oil prices (commodity price risk), foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results.
Commodity price risk
The Company’s operational results and financial condition are dependent on the commodity prices received for its oil production.
Any movement in commodity prices would have an effect on the Company’s financial condition which could result in the delay or cancellation of drilling, development or construction programs, all of which could have a material adverse impact on the Company. Therefore, the Company uses financial derivative contracts from time to time as deemed necessary to manage fluctuations in commodity prices in the normal course of operations. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors.
Foreign currency exchange risk
As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the Company’s exposure to foreign currency exchange risk relates to certain cash and cash equivalents, convertible debentures, accounts payable and accrued liabilities denominated in Canadian dollars and Egyptian pounds. When assessing the potential impact of foreign currency exchange risk, the Company believes 10% volatility is a reasonable measure. The Company estimates that a 10% increase in the value of the Canadian dollar against the U.S. dollar would result in a decrease in the net earnings for the year ended December 31, 2013 of approximately $9.5 million and conversely a 10% decrease in the value of the Canadian dollar against the U.S. dollar would increase net earnings by $7.8 million for the same period. The Company does not currently utilize derivative instruments to manage this risk.
The Company is also exposed to foreign currency exchange risk on cash balances denominated in Egyptian pounds. Some collections of accounts receivable from the Egyptian Government are received in Egyptian pounds, and while the Company is generally able to spend the Egyptian pounds received on accounts payable denominated in Egyptian pounds on an expedited basis, there remains foreign currency exchange risk exposure on Egyptian pound cash balances. Using month-end cash balances converted at month-end foreign exchange rates, the average Egyptian pound cash balance for 2013 was $6.6 million (2012 - $3.7 million) in equivalent U.S. dollars. The Company estimates that a 10% increase in the value of the Egyptian pound against the U.S. dollar would result in an increase in the net earnings for the year ended December 31, 2013 of approximately $0.7 million and conversely a 10% decrease in the value of the Egyptian pound against the U.S. dollar would decrease net earnings by $0.6 million for the same period. The Company does not currently utilize derivative instruments to manage this risk.
Interest rate risk
Fluctuations in interest rates could result in a change in the amount the Company pays to service variable-interest, U.S.-dollar-denominated debt. No derivative contracts were entered into during 2013 to mitigate this risk. When assessing interest rate risk applicable to the Company’s variable-interest, U.S.-dollar-denominated debt, the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would decrease the Company’s net earnings by $0.2 million for the year ended December 31, 2013. The effect of interest rates decreasing by 1% would increase the Company’s net earnings by $0.2 million for year ended December 31, 2013.

Credit Risk
Credit risk is the risk of loss if counter-parties do not fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to accounts receivable, the majority of which are in respect of oil operations. The Company is and may in the future be exposed to third-party credit risk through its contractual arrangements with its current or future joint interest partners, marketers of its petroleum production and other parties, including the governments of Egypt and Yemen. Significant changes in the oil industry, including fluctuations in commodity prices and economic conditions, environmental regulations, government policy, royalty rates and other geopolitical factors, could adversely affect the Company’s ability to realize the full value of its accounts receivable. The Company currently has, and historically has had, a significant account receivable outstanding from the Government of Egypt. While the Government of Egypt does make payments on these amounts owing, the timing of these payments has historically been longer than normal industry standard. Despite these factors, the Company expects to collect this account receivable in full, although there can be no assurance that this will occur. In the event the Government of Egypt fails to meet its obligations, or other third-party creditors fail to meet their obligations to the Company, such failures could individually or in the aggregate have a material adverse effect on the Company, its cash flow from operating activities and its ability to conduct its ongoing capital expenditure program. The Company has not experienced any material credit loss in the collection of accounts receivable to date.
In Egypt, the Company sold all of its 2013 and 2012 production to EGPC. In Yemen, the Company sold all of its 2013 and 2012 Block 32 production to Arcadia Energy Pte Ltd. Block S-1 production was sold to Occidental Oil Asia Pte. Ltd. in 2012. Management considers such transactions normal for the Company and the international oil industry in which it operates.
Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt.
The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. Management believes that future funds flows from operations, working capital and availability under existing banking arrangements will be adequate to support these financial liabilities, as well as its capital programs.
Although the Company's Egyptian PSCs clearly state that the Company may transfer funds out of Egypt at its discretion, there is no certainty that in the future exchange controls will not be implemented that would prevent the Company from transferring funds abroad. In Egypt, the Government has imposed monetary and currency exchange control measures that include restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad, with certain exceptions for transfers related to foreign trade and other authorized transactions approved by the country's central bank. The Egyptian central bank may require prior authorization and may or may not grant such authorization for the Company's foreign subsidiaries to transfer funds to the Company and there may be a tax imposed with respect to the expatriation of the proceeds from the Company's funds held in Egypt.
To date, the Company has experienced no difficulties with transferring funds abroad.
Operational Risk
The Company’s future success largely depends on its ability to exploit its current reserve base and to find, develop or acquire additional oil reserves that are economically recoverable. Failure to acquire, discover or develop these additional reserves will have an impact on cash flows of the Company.
Third parties operate some of the assets in which TransGlobe has interests. As a result, TransGlobe may have limited ability to exercise influence over the operations of these assets and their associated costs. The success and timing of these activities may be outside of the Company’s control.
To mitigate these operational risks, as part of its capital approval process, the Company applies rigorous geological, geophysical and engineering analysis to each prospect. The Company utilizes its in-house expertise for all international ventures or employs and contracts professionals to handle each aspect of the Company’s business. The Company retains independent reserve evaluators to determine year-end Company reserves and estimated future net revenues.
The Company also mitigates operational risks by maintaining a comprehensive insurance program according to customary industry practice, but cannot fully insure against all risks.
Safety, Environmental and Regulatory Risk
To mitigate environmental risks, the Company conducts its operations to ensure compliance with government regulations and guidelines. Monitoring and reporting programs for environmental health and safety performance in day-to-day operations, as well as inspections and assessments, are designed to provide assurance that environmental and regulatory standards are met. Security risks are managed through security procedures designed to protect TransGlobe's personnel and assets. The Company has a "Whistleblower" Protection Policy which protects employees if they raise any concerns regarding TransGlobe's operations, accounting or internal control matters.
Regulatory and legal risks are identified and monitored by TransGlobe's corporate team and external legal professionals to ensure that the Company continues to comply with laws and regulations.

Political Risk
TransGlobe operates in countries with political, economic and social systems which subject the Company to a number of risks that are not within the control of the Company. These risks may include, among others, currency restrictions and exchange rate fluctuations, loss of revenue and property and equipment as a result of expropriation, nationalization, war, insurrection and geopolitical and other political risks, increases in taxes and governmental royalties, changes in laws and policies governing operations of foreign-based companies, economic and legal sanctions and other uncertainties arising from foreign governments.
While the recent civil unrest in Egypt and Yemen has created uncertainty regarding the Company's political risk, management believes that the Company is well positioned to adapt to this situation due to its increasing production, manageable debt levels, positive cash generation from operations and the availability of cash and cash equivalents. However, if the political issues in Egypt and Yemen continue for an extended period of time, the Company may be forced to reduce its capital spending including drilling and/or completing fewer wells than anticipated, which will have a negative effect on current and future production volumes and correspondingly proved and probable reserves and cash flows.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of financial statements in accordance with IFRS requires that management make appropriate decisions with respect to the selection of accounting policies and in formulating estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses.
The following is included in the MD&A to aid the reader in assessing the critical accounting policies and practices of the Company. The information will also aid in assessing the likelihood of materially different results being reported depending on management's assumptions and changes in prevailing conditions which affect the application of these policies and practices. Significant accounting policies are disclosed in Note 3 of the Consolidated Financial Statements.
Oil and Gas Reserves
TransGlobe's Proved and Probable oil and gas reserves are 100% evaluated and reported on by independent reserve evaluators to the Reserves Committee comprised of independent directors. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information. Reserve estimates can be revised upward or downward based on the results of future drilling, testing, production levels and economics of recovery based on cash flow forecasts.
Property and equipment and intangible exploration and evaluation assets
Recognition and measurement
Exploration and evaluation ("E&E") costs related to each license/prospect are initially capitalized within "intangible exploration and evaluation assets." Such E&E costs may include costs of license acquisition, technical services and studies, seismic acquisition, exploration drilling and testing, directly attributable expenses, including remuneration of production personnel and supervisory management, and the projected costs of retiring the assets (if any), but do not include pre-licensing costs incurred prior to having obtained the legal rights to explore an area, which are expensed directly to earnings as incurred and presented as exploration expenses on the Consolidated Statements of Earnings and Comprehensive Income.
Tangible assets acquired for use in E&E activities are classified as other assets; however, to the extent that such a tangible asset is consumed in developing an intangible exploration asset, the amount reflecting that consumption is recorded as part of the cost of the intangible exploration and evaluation asset.
Intangible exploration and evaluation assets are not depleted. They are carried forward until technical feasibility and commercial viability of extracting a mineral resource is determined. The technical feasibility and commercial viability is considered to be determined when proved and/or probable reserves are determined to exist or they can be empirically supported with actual production data or conclusive formation tests. A review of each cash generating unit is carried out at least annually. Intangible exploration and evaluation assets are transferred to petroleum properties as development and production ("D&P") assets upon determination of technical feasibility and commercial viability.
Petroleum properties and other assets are measured at cost less accumulated depletion, depreciation, and amortization, and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, including qualifying E&E costs on reclassification from intangible exploration and evaluation assets, and for qualifying assets, where applicable, borrowing costs. When significant parts of an item of property and equipment have different useful lives, they are accounted for as separate items.
Gains and losses on disposal of items of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized in earnings immediately.
Subsequent costs
Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property and equipment are recognized as petroleum properties or other assets only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in earnings as incurred. Such capitalized property and equipment generally represent costs incurred in developing Proved and/or Probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis.
The carrying amount of any replaced or sold component is derecognized.

Depletion, depreciation and amortization
The depletion, depreciation and amortization of petroleum properties and other assets, and any eventual reversal thereof, are recognized in earnings.
The net carrying value of D&P assets included in petroleum properties is depleted using the unit of production method by reference to the ratio of production in the year to the related proved and probable reserves using estimated future prices and costs. Costs subject to depletion include estimated future development costs necessary to bring those reserves into production. These estimates are reviewed by independent reserve engineers at least annually.
Proved and probable reserves are estimated using independent reserve evaluator reports and represent the estimated quantities of crude oil, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be recoverable in future years from known reservoirs and which are considered commercially viable. The specified degree of certainty must be a minimum 90% statistical probability that the actual quantity of recoverable reserves will be more than the amount estimated as proved and a minimum 50% statistical probability for proved and probable reserves to be considered commercially viable.
Furniture and fixtures are depreciated at declining balance rates of 20% to 30%, whereas vehicles and leasehold improvements are depreciated on a straight-line basis over their estimated useful lives.
Depreciation methods, useful lives and residual values are reviewed at each reporting date.

Production Sharing Concessions
International operations conducted pursuant to PSCs are reflected in the Consolidated Financial Statements based on the Company's working interest in such operations. Under the PSCs, the Company and other non-governmental partners pay all operating and capital costs for exploring and developing the concessions. Each PSC establishes specific terms for the Company to recover these costs ("Cost Recovery Oil") and to share in the production sharing oil. Cost Recovery Oil is determined in accordance with a formula that is generally limited to a specified percentage of production during each fiscal year. Production sharing oil is that portion of production remaining after Cost Recovery Oil and is shared between the joint interest partners and the government of each country, varying with the level of production. Production sharing oil that is attributable to the government includes an amount in respect of all income taxes payable by the Company under the laws of the respective country. Revenue represents the Company's share and is recorded net of royalty payments to government and other mineral interest owners. For the Company's international operations, all government interests, except for income taxes, are considered royalty payments. The Company's revenue also includes the recovery of costs paid on behalf of foreign governments in international locations.
Financial Instruments
Non-derivative financial instruments
Non-derivative financial instruments comprise cash and cash equivalents, accounts receivable, restricted cash, accounts payable and accrued liabilities, convertible debentures payable and long-term debt. Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below.
Financial assets at fair value through profit or loss
An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition, such as cash and cash equivalents and convertible debentures payable. Financial instruments are designated at fair value through profit or loss if the Company makes purchase and sale decisions based on their fair value in accordance with the Company's documented risk management strategy. Upon initial recognition, any transaction costs attributable to the financial instruments are recognized through earnings when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in earnings.
Other
Other non-derivative financial instruments, such as accounts receivable, accounts payable and accrued liabilities, and long-term debt are measured initially at fair value, then at amortized cost using the effective interest method, less any impairment losses.
Derivative financial instruments
The Company enters into certain financial derivative contracts from time to time in order to reduce its exposure to market risks from fluctuations in commodity prices. These instruments are not used for trading or speculative purposes. The Company does not designate financial derivative contracts as effective accounting hedges, and thus does not apply hedge accounting, even though the Company considers all commodity contracts to be economic hedges. As a result, the Company's policy is to classify all financial derivative contracts as at fair value through profit or loss and to record on the Consolidated Balance Sheet at fair value. Attributable transaction costs are recognized in earnings when incurred. The estimated fair value of all derivative instruments is based on quoted market prices and/or third party market indications and forecasts.
Embedded derivatives are derivatives embedded in a host contract. They are recorded separately from the host contract when their economic characteristics and risks are not closely related to those of the host contract, the terms of the embedded derivatives are the same as those of a freestanding derivative and the combined contract is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

CHANGES IN ACCOUNTING POLICIES
New accounting policies
IFRS 10 (new) "Consolidated Financial Statements"
In May 2011, the IASB issued IFRS 10 to replace SIC-12, "Consolidation - Special Purpose Entities", and parts of IAS 27, "Consolidated and Separate Financial Statements". IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 is effective for annual periods beginning on or after January 1, 2013; accordingly, the Company adopted this standard for the year ended December 31, 2013. The adoption of this standard had no material impact on the Consolidated Financial Statements.
IFRS 11 (new) "Joint Arrangements"
In May 2011, the IASB issued IFRS 11 to replace IAS 31, "Interests in Joint Ventures", and SIC-13, "Jointly Controlled Entities - Non-monetary Contributions by Venturers". IFRS 11 requires entities to follow the substance rather than legal form of a joint arrangement and removes the choice of accounting method. IFRS 11 is effective for annual periods beginning on or after January 1, 2013; accordingly, the Company adopted this standard for the year ended December 31, 2013. The adoption of this standard had no material impact on the Consolidated Financial Statements.
IFRS 12 (new) "Disclosure of Interests in Other Entities"
In May 2011, the IASB issued IFRS 12, which aggregates and amends disclosure requirements included within other standards. IFRS 12 requires entities to provide disclosures about subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013; accordingly, the Company adopted this standard for the year ended December 31, 2013. The adoption of this standard had no material impact on the Consolidated Financial Statements.
IFRS 13 (new) "Fair Value Measurement"
In May 2011, the IASB issued IFRS 13 to clarify the definition of fair value and provide guidance on determining fair value. IFRS 13 amends disclosure requirements included within other standards and establishes a single framework for fair value measurement and disclosure. IFRS 13 is effective for annual periods beginning on or after January 1, 2013; accordingly, the Company adopted this standard for the year ended December 31, 2013. The adoption of this standard had no material impact on the Consolidated Financial Statements.
IAS 1 (revised) “Presentation of Financial Statements”
In June 2011, the IASB issued amendments to IAS 1 to require separate presentation for items of other comprehensive income that would be reclassified to profit or loss in the future from those that would not. These amendments are effective for annual periods beginning on or after July 1, 2012; accordingly, the Company adopted these amendments for the year ended December 31, 2013. These amendments had no material impact on the Consolidated Financial Statements.
IAS 19 (revised) “Employee Benefits”
In June 2011, the IASB issued amendments to IAS 19 to revise certain aspects of the accounting for pension plans and other benefits. The amendments eliminate the corridor method of accounting for defined benefit plans, change the recognition pattern of gains and losses, and require additional disclosures. These amendments are effective for annual periods beginning on or after January 1, 2013; accordingly, the Company adopted these amendments for the year ended December 31, 2013. These amendments had no material impact on the Consolidated Financial Statements.
IAS 28 (revised) “Investments in Associates and Joint Ventures”
In May 2011, the IASB issued amendments to IAS 28 to prescribe the accounting for investments in associates and set out the requirements for applying the equity method when accounting for investments in associates and joint ventures. These amendments are effective for annual periods beginning on or after January 1, 2013; accordingly, the Company adopted these amendments for the year ended December 31, 2013. These amendments had no material impact on the Consolidated Financial Statements.
Future changes to accounting policies
As at the date of authorization of the Consolidated Financial Statements the following Standards and Interpretations which have not yet been applied in the Consolidated Financial Statements have been issued but are not yet effective:
IFRS 9 (revised) "Financial Instruments: Classification and Measurement"
In November 2009, the IASB issued IFRS 9 as part of its project to replace IAS 39, "Financial Instruments: Recognition and Measurement". In October 2010, the IASB updated IFRS 9 to include the requirements for financial liabilities. IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. In July 2013, the IASB deferred the mandatory effective date of IFRS 9 and has left this date open pending the finalization of the impairment and classification and measurement requirements. The full impact of the standard on the Company's Consolidated Financial Statements will not be known until the requirements of the standard are finalized.
IFRS 10 (revised) "Consolidated Financial Statements"
In October 2012, the IASB issued amendments to IFRS 10 to define investment entities, provide an exception to the consolidation of investment entities by a parent company, and prescribe fair value measurement to measure such entities. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company does not expect that these amendments will have a material impact on its Consolidated Financial Statements.

IFRS 12 (revised) "Disclosure of interests in other entities"
In October 2012, the IASB issued amendments to IFRS 12 to prescribe disclosures about significant judgments and assumptions used to determine whether an entity is an investment entity as well as other disclosures regarding the measurement of such entities. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company does not expect that these amendments will have a material impact on its Consolidated Financial Statements.
IAS 32 (revised) “Financial Instruments: Presentation”
In December 2011, the IASB issued amendments to IAS 32 to address inconsistencies when applying the offsetting criteria. These amendments clarify some of the criteria required to be met in order to permit the offsetting of financial assets and financial liabilities. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company does not expect that these amendments will have a material impact on its Consolidated Financial Statements.
IFRIC 21 (new) "Levies"
In May 2013, the IASB issued IFRIC 21 "Levies", which was developed by the IFRS Interpretations Committee ("IFRIC"). IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation also clarifies that no liability should be recognized before the specified minimum threshold to trigger that levy is reached. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. The Company does not expect that this interpretation will have a material impact on its Consolidated Financial Statements.
DISCLOSURE CONTROLS AND PROCEDURES
As of December 31, 2013, an evaluation was carried out under the supervision, and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, on the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of the fiscal year, the design and operation of these disclosure controls and procedures were effective to ensure that all information required to be disclosed by the Company in its annual filings is recorded, processed, summarized and reported within the specified time periods.

INTERNAL CONTROLS OVER FINANCIAL REPORTING
TransGlobe's management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, of the Canadian Securities Administrators and as defined in Rule 13a-15 under the US Securities Exchange Act of 1934. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, focusing in particular on controls over information contained in the annual and interim financial statements. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
Management has assessed the effectiveness of the Company's internal control over financial reporting based on the Committee of Sponsoring Organizations of the Treadway Commission framework on Internal Control - Integrated Framework (1992). Based on this assessment, management concluded that the Company's internal control over financial reporting was effective as at December 31, 2013. No changes were made to the Company's internal control over financial reporting during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.